Results of Special Meeting of Limited Partners

A Special Meeting of Limited Partners was held on November
27, 2007 by the Master Fund. The TEI Fund is a feeder fund that invests substantially all of its assets in the Master Fund (through the Offshore TEI Fund). As a feeder fund, the TEI Fund sought instruction on how to vote the TEI Funds interests in the Master Fund from the TEI
Funds investors (Fund Partners) at a meeting of Fund
Partners.  With the necessary quorum
present in person or by proxy, the Master Fund on November
27, 2007 calculated the proportions of Interests voted for each Proposal to those voted against, and recorded any abstained votes, with the following results on each matter put for a vote:

Proposal No. 1:
To approve a new subadvisory agreement between Novant
(f/k/a Tanglewood) and the Master Fund;
For $1,457,127,312
Against $12,040,465
Abstain $14,396,895


Proposal No. 2:
To approve a change in the policies of the Master Fund with respect to the liquidity of the Investment Funds
(as defined in the proxy statement) in which the Master
Fund invests and to ratify the Master Funds current investment practices, as disclosed in the Master Funds private placement memorandum;
For $1,431,224,615
Against $24,883,211
Abstain $27,456,846


Proposal No. 3:
To approve an amendment to the Master Funds limited partnership agreement to provide the Master Funds Board the sole power to make future amendments to the Master
Funds policy regarding Investment Fund liquidity;
For $1,323,635,141
Against $145,262,457
Abstain $14,667,074


Proposal No. 4:
To approve an increase in the Master Funds allowable borrowing from 10 percent of the Master Funds net asset value to 25 percent of the Master Funds net asset value;
For $1,091,321,284
Against $364,516,363
Abstain $27,727,025


Approval of Proposals 1 and 4 required the affirmative vote of a majority of the outstanding voting securities
(as defined in the 1940 Act) of the Master Fund, as of the record date which was July 31, 2007. Pursuant to the 1940 Act, the vote of a majority of the outstanding securities of the Master Fund means the vote of the lesser of: (i) 67% or more of the Interests present at the meeting, if the holders of more than 50% of the Interests are present or represented by proxy; or (ii) more than 50% of the Interests. Approval of Proposal 2 required the vote of at least 60 percent of the Master
Fund Interests outstanding on the Record Date, and approval of Proposal 3 required the vote of a majority of the Master Fund Interests present in person or by proxy at the meeting.

The TEI Fund indicated that it would vote all its Interests in the Master Fund in proportions reflecting instructions received by Fund Partners at a valid meeting of the TEI Fund. The TEI Fund, however, was unable to achieve a quorum of Fund Partners needed to hold a TEI
Fund meeting due to lack of participation by Fund Partners.
Thus, the TEI Fund was unable to obtain sufficient instruction from TEI Partners to enable the TEI Fund to vote its Master Fund Interests at the Master Funds meeting.
The Master Fund obtained quorum necessary for its meeting based on participation by its other feeder funds.